MATERIAL CHANGE REPORT

FORM 51-102F3

National Instrument 51-102

This is a Material Change Report Under Section 7.1 of National Instrument 51-102.

ITEM 1:

NAME AND ADDRESS OF COMPANY

Fortuna Silver Mines Inc.

200 Burrard Street, Suite 650

Vancouver, BC  V6C 3L6

ITEM 2:

DATE OF MATERIAL CHANGE

January 14, 2013

ITEM 3:

NEWS RELEASE

January 14, 2013, via CNW.

ITEM 4:

SUMMARY OF MATERIAL CHANGE

The Company announced its 2012 production figures from the San Jose Mine located in Mexico and the Caylloma Mine located in Peru, as well as the Company’s 2013 production guidance.

ITEM 5:

FULL DESCRIPTION OF MATERIAL CHANGE

The Company announced 2012 record silver and gold production figures from its San Jose mine located in Mexico and Caylloma mine located in Peru.

The company’s mining operations performed strongly in 2012 delivering our sixth consecutive year of silver and gold production growth and sustained low cash cost per silver ounce. For 2013, Fortuna is scheduled to produce 4.4 million ounces of silver and 23,300 ounces of gold or 5.7 million Ag Eq ounces plus significant base metal credits.

Jorge A. Ganoza, President and CEO, commented: “2012 has been our sixth year of continued record silver and gold production growth highlighted by the first year anniversary of successful commercial operations at our San Jose mine.  For 2013, we continue to project sustained low cost silver and gold production expansion driven by the San Jose ramp-up to be commissioned in early Q3 2013. Fortuna´s strategic objective is to target an annual production rate of 14 million silver and gold equivalent ounces by 2016 while maintaining cash costs at its operations below industry average.”

2012 Consolidated Production Highlights

▪

Silver and gold production was 8% and 19% above 2012 production guidance respectively

▪

Silver production of  4.0 million ounces; 59% increase over 2011

▪

Gold production of  20,699 ounces; 195% increase over 2011

▪

Estimated consolidated cash cost per ounce of silver, net of by-product credits, is US$ 6.38 (*)

(*)   The final calculation of operating costs has not yet been completed and the amounts are approximations.

2012 Consolidated Operating Highlights

	Q4 2012			2012
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	115,522	98,348	213,870	462,222	369,022	831,244
Average tpd milled	1,256	1,107		1,266	1,055
Silver
Grade (g/t)	176	177		177	188
Recovery (%)	79.45	88.01		77.32	87.52
Production (oz)	519,549	491,181	1,010,730	2,038,579	1,949,178	3,987,757
Gold
Grade (g/t)	0.34	1.39		0.40	1.74
Recovery (%)	40.46	87.85		47.02	86.79
Production (oz)	514	3,854	4,368	2,781	17,918	20,699
Lead
Grade (%)	2.16			1.99
Recovery (%)	89.51			88.25
Production (lbs)	4,935,599			17,886,403
Zinc
Grade (%)	2.78			2.56
Recovery (%)	86.51			85.77
Production (lbs)	6,135,302			22,395,791

The company is pleased to inform that the new tailings facility at Caylloma is now fully permitted and operational.

2013 Guidance

Mine	Silver (M oz)	Gold (k oz)	CAPEX (US$ millions)	Cash Cost (*) (US$/t)
San Jose, Mexico	2.4	20.6	22.0	70.4
Caylloma, Peru	2.0	2.7	30.7	96.0
Total:	4.4	23.3	52.7	--

▪

2013 forecast silver equivalent production of 5.7 million ounces using Ag = US$30/oz and Au = US$1,700/oz

▪

Cash cost/oz Ag consolidated annual forecast, net of by-product credits, is US$5.01

▪

Caylloma mine 2013 forecast for zinc and lead production of 25.1 million pounds and 19.4 million pounds respectively

(*)

Cash cost per tonne includes all on-site direct and indirect production costs, community relations expenses, concentrate transportation and corporate management fees. It excludes government royalties and workers participation.

2013 Cash Cost Per Tonne Quarterly Guidance

Mine	Q1 (US$/t)	Q2 (US$/t)	Q3 (US$/t)	Q4 (US$/t)
San Jose	76	78	67	65
Caylloma	96	97	95	95

2013 Outlook

San Jose Mine

San Jose plans to process 451,000 tonnes of ore at 186 g/t Ag and 1.60 g/t Au. Capital expenditures for 2013 are estimated to be US$22.0 million. The mill expansion from 1,000 to 1,500 tpd is on track to be commissioned at the beginning of third quarter.

Major capital items include:

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Mine development: US$5.7 million

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Plant expansion: US$9.1 million

▪

Tailings dam expansion: US$4.4 million

Caylloma Mine

Caylloma plans to process 464,100 tonnes of ore at 170 g/t Ag and 0.40 g/t Au. Capital expenditures for 2013 are estimated to be US$30.7 million.

Major capital items include:

▪

Mine development: US$7.6 million

▪

Camp infrastructure: US$8.6 million

▪

Tailings dam expansion: US$3.6 million

▪

Power grid: US$4.8 million

The company´s brownfields exploration budget for 2013 is estimated at US$14.2 million; US$7.5 million will be spent at San Jose and US$6.7 million at Caylloma. A comprehensive update of the 2012 brownfields exploration program is scheduled to be released in the upcoming weeks.

ITEM 6:

RELIANCE OF SUBSECTION 7.1(2) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:

OMITTED INFORMATION

Not applicable.

ITEM 8:

EXECUTIVE OFFICER

Jorge Ganoza, President & CEO

Telephone: 604-484-4085

ITEM 9:

DATE OF REPORT

January 14, 2013